UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

XenoPort, Inc.

(Name of Subject Company (Issuer))

AP Acquisition Sub, Inc.

(Offeror)

a wholly owned subsidiary of

Arbor Pharmaceuticals, LLC

a wholly owned subsidiary of

Arbor Pharmaceuticals, Inc.

(Names of Filing Persons)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98411C100

(CUSIP Number of Class of Securities)

Leslie Zacks

Arbor Pharmaceuticals, Inc.

Six Concourse Parkway, Suite 1800

Atlanta, Georgia 30328

678-334-2420

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

J. Mark Ray

Sarah Ernst

Alston & Bird LLP

One Atlantic Center

1201 W. Peachtree St.

Atlanta, GA 30309

Telephone: (404) 881-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$483,446,702.70	$48,683.08

(1)	Estimated for purposes of calculating the filing fee only. Calculated by multiplying the offer price of $7.03 per share by 68,769,090 shares, which is the sum of (i) 63,859,099 issued and outstanding shares of common stock of XenoPort, Inc. (the “Company”); (ii) 2,886,020 shares of common stock of the Company underlying outstanding in-the-money options to purchase shares of common stock of the Company; and (iii) 2,023,971 shares of common stock of the Company underlying outstanding restricted stock units. This calculation does not include any shares of common stock of the Company issuable upon conversion of the Company’s outstanding convertible notes, as the conversion price for the convertible notes is greater than $7.03 per share. The convertible notes are therefore not expected to be converted. The foregoing share numbers have been provided by the Company to the Offeror and are as of June 3, 2016, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #1 for fiscal year 2016, issued August 27, 2015, by multiplying the transaction value by ..0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $48,683.08	Filing Party:	AP Acquisition Sub, Inc., Arbor Pharmaceuticals, LLC, and Arbor Pharmaceuticals, Inc.
Form or Registration No.: Schedule TO	Date Filed:	June 6, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 5 (this “Amendment”) amends and supplements Items 1 through 9 and Item 11 in the Tender Offer Statement on Schedule TO, filed on June 6, 2016 with the Securities and Exchange Commission (the “SEC”) by AP Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), Arbor Pharmaceuticals, LLC, a Delaware limited liability company (“Parent”), and Arbor Pharmaceuticals, Inc., a Delaware corporation (the “Schedule TO”).

The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of XenoPort, Inc., a Delaware corporation (“XenoPort” or the “Company”), at a purchase price of $7.03 per Share (the “Offer Price”), net to the holder thereof in cash, subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 6, 2016 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 as reflected below and to amend and supplement Item 12 with an additional exhibit.

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.    Additional Information.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired as scheduled at 11:59 PM, New York City time, on July 1, 2016 and were not extended. Purchaser was advised by the Depositary that, as of the Expiration Time, a total of 40,205,673 Shares were validly tendered into and not withdrawn from the Offer (not including Shares tendered pursuant to guaranteed delivery procedures that were not actually delivered prior to the Expiration Time), representing approximately 62.95% of the currently issued and outstanding Shares. Accordingly, the number of Shares tendered into the Offer has satisfied the Minimum Condition. In addition, Notices of Guaranteed Delivery have been delivered with respect to 956,432 Shares.

All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not validly withdrawn from the Offer.

Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser intends to complete the acquisition of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, each of the then issued and outstanding Shares (other than (i) Shares held by XenoPort (or held in XenoPort’s treasury), Parent or Purchaser (or any other wholly owned subsidiary of Parent) and (ii) Shares owned by XenoPort stockholders who have properly preserved their appraisal rights under Section 262 of the DGCL), will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any applicable tax withholding.”

The joint press release announcing the expiration of the Offer and the acceptance of Shares for payment is attached hereto as Exhibit (a)(5)(D).

Item 12

Item 12 is hereby amended and supplemented to include the following:

(a)(5)(D)	Joint press release issued by XenoPort and Parent, dated July 5, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AP ACQUISTION SUB, INC.

/s/ Edward J. Schutter
Name: Edward J. Schutter Title: President

ARBOR PHARMACEUTICALS, LLC

/s/ Edward J. Schutter
Name: Edward J. Schutter Title: President and CEO

ARBOR PHARMACEUTICALS, INC.

/s/ Edward J. Schutter
Name: Edward J. Schutter Title: President and CEO

Date: July 5, 2016

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